April 13, 2009

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crown Castle International Corp.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed: February 26, 2009

File No. 001-16441

Dear Mr. Spirgel:

We are responding to your letter dated March 30, 2009, in which you provided comment on the Crown Castle International Corp. (“Company”) periodic report on Form 10-K for year ended December 31, 2008. For the convenience of the Staff, the Staff’s comment is reproduced and is followed by the Company’s response.

Staff Comment:

Please explain to us and expand your disclosure in future filings to describe how you group your intangible assets for purposes of testing for impairment loss. Please refer us, in your response, to the accounting literature supporting your policy.

Company Response:

Approximately 90% of the Company’s net and gross intangible assets excluding goodwill as of December 31, 2008 related to the merger (“Global Signal Merger”) of Global Signal Inc. (“Global Signal”) with a subsidiary of the Company in January 2007. The Company uses a nationally recognized independent valuation advisor associated with a nationally recognized registered public accounting firm (“National Valuation Advisor”) as an outside valuation specialist to assist in the determination of the purchase price allocation for business combinations including the allocation of fair value to intangible assets acquired. The National Valuation Advisor was used for the purchase price allocation related to the Global Signal Merger.

With the assistance of the National Valuation Advisor, the Company calculated the fair value of the in-place customer site rental contracts (“customer contracts”) related to the Global Signal Merger using four pools with one pool representing in excess of 95% of the total fair value allocation to intangible assets. The Company believes that pooling customer contracts is a common practice in valuations in general, and specifically in its industry. Customer contract intangible assets represent the value of acquired customer leases (including the benefits of renewal options) for space on the Company’s towers that is utilized by the customers to accommodate antennas and other equipment for wireless communications. The Company’s customer contracts are predominately with large national wireless carriers (e.g., approximately 74% of 2008 U.S. site rental revenues of the Company is with the four largest wireless carriers in the U.S.). Customer contracts generally consist of contracts with initial terms of 5 to 15 years and multiple renewal options of at least 5 years each. Customer contracts represent over 95% of the Company’s net identifiable intangible assets as of December 31, 2008.

The Company evaluates impairment for its customer contracts by pooled group (as mentioned above) consistent with the same level the assets are tracked, and consistent with the approach used when the assets were valued by the National Valuation Advisor. When initially determining the appropriate level to evaluate for impairment, the Company considered the authoritative guidance in SFAS 144, which indicates assets should be grouped at the lowest level of identifiable independent cash flows and acknowledges that there is significant judgment in determination of asset groups. In applying its judgment, the Company considered any significant interdependencies of the revenue-producing activities or the other operating activities. The determination to evaluate by pooled group was based upon the interdependencies of the Company’s tower assets, revenue-producing activities and operating activities. Customer contracts represent the rental of space on tower assets, which can accommodate multiple customers, to predominately national wireless carriers as these customers develop and enhance their nationwide networks. As a result of collectively operating and marketing its large tower portfolio with a presence across the U.S., the Company is a critical partner to national wireless carriers and thus is able to generate synergies including by obtaining additional customer contracts and more favorable terms. Further supporting the interdependency is the very high incremental margin that results from additional customers on an existing tower since towers have relatively fixed operating costs.

The Global Signal business has performed consistent with the Company’s original economic expectations for the Global Signal Merger. More specifically, the average annual decay rate which reflects non-renewal or cancelation of customer contracts, in the valuation of the customer contracts for the Global Signal Merger was less than 2.7% annually for each year. Since the Global Signal Merger, the actual decay rate experienced for the Global Signal business is consistent with that assumed in the valuation for the Global Signal Merger. The Company is not aware of any events or changes in circumstances indicating that the carrying amount of intangible assets may not be recoverable. The Company’s considerations included the examples in paragraph 8 of Statement of Financial Accounting Standards (“SFAS”) No. 144.

The Company’s reporting unit for testing goodwill for impairment is the operating segment. Management of the CCUSA segment operates and markets its tower portfolio as a single network including with regard to decisions about the allocation of resources and capital expenditures. While separated for legal and financial reporting purposes in accordance with the Company’s financing arrangements, the Global Signal towers are part of an integrated offering to our customer as part of the Company’s existing CCUSA tower portfolio, and are not evaluated, operated or marketed as an independent tower portfolio. No goodwill is recorded at the CCAL operating segment.

The Company will expand its disclosures in future filings to include more details relating to impairment of intangible assets including the evaluation of customer contracts by pooled group for each specific acquisition and management’s basis for that determination.

Staff Comment:

Please explain to us in detail and expand your disclosure in future filings to describe how you are accounting for the in-place customer site rental contracts, the leases for land under towers, and the term easement rights for land under towers intangible assets. Specifically tell us if you are tracking these assets on a contract by contract basis or have you pooled them for accounting purposes. If you have pooled these intangible assets for accounting purposes, please explain to us (a) how they are pooled, (b) your basis in GAAP for pooling them, (c) how you have estimated the useful life of the pools of assets, and (d) your basis for amortizing the pooled assets using the straight-line method.

Company Response:

See the Company’s response above to the Staff’s first comment for additional information regarding its intangible assets and its approach to evaluating such assets for potential impairment losses.

Below is more detail on the Company’s accounting policy for customer contracts, the only intangible asset that is pooled. The Company will expand its disclosures in future filings to include additional disclosure relating to customer contracts being pooled into groups for each specific acquisition, the determination of the useful life and amortization method of its intangible assets.

The Company notes that its customer contracts have uniformity in 1) profitability, 2) expected life, 3) risk, and 4) customer base (as discussed further above) for each pool. More specifically, the actual decay rate, as further discussed in the first response above, has been very low for the Company’s customer contracts including the Global Signal customer contracts. The actual annual decay rate for the customer contracts acquired in Global Signal Merger was consistent with that assumed in the valuation.

In determination of the useful life of customer contracts, the Company considered the following factors pursuant to paragraph 11 of SFAS 142 and its subsections including 1) the useful life of the customer contracts is the period over which the asset is expected to contribute directly or indirectly to future cash flow, 2) the decay rate which assumes renewals since they do not result in substantial cost and with respect to post-adoption of FASB Staff Position FAS 142-3 (“FSP 142-3”) the assumption of renewals is consistent with the Company’s historical experience in renewing customer contracts, and 3) the useful life shall be based on the expected useful life of another asset for which the intangible asset may relate such as the tower asset. The determination of fair value for customer contracts reflects assumptions regarding the previously mentioned very low decay rate that resulted in estimated cash flows for periods in excess of 20 years. However, consistent with paragraph 11 of FSP 142-3 and pursuant to paragraph 11(b) of SFAS 142, the Company’s best estimate of the useful life of the customer contracts is 20 years based on the maximum tower asset useful life of 20 years. Pursuant to paragraph 14 of SFAS 142, the Company evaluates the remaining useful life of intangible assets each reporting period and has determined that a revision to the remaining period of amortization is not warranted.

The Company uses the straight-line method for amortization because the estimated useful life was shortened from the period in which the economic benefits are expected to ultimately be consumed. The Company believes that the straight-line method corresponds with the distribution of expected revenues and is consistent with paragraph 12 of SFAS 142. In addition, the Company reviewed the reasonableness of the straight-line method by considering that customer contracts do not consume economic benefits rapidly because, as previously mentioned, the decay rate is very low and is offset by contractual escalations in the revenues.

The below-market leases and term easements for land under its towers are accounted for on a contract-by-contract basis. The below-market leases for land under its towers and term easements are with numerous landowners, not uniform and their fair value is facts and circumstances dependent for each specific contract. Specific considerations for below-market leases include market lease rates, location and size of the property, and the remaining term. The fair value of term easements is based on the amount of the prepayment which varies based on market lease rates, location and size of the property, and term of the easement.

*  *  *  *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please contact the undersigned at (713) 570-3076. In my absence, please contact Blake Hawk, Executive Vice President and General Counsel at (713) 570-3155.

Sincerely,

/s/ Jay A. Brown
Jay A. Brown Senior Vice President, Chief Financial Officer and Treasurer

Cc:	Robert S. Littlepage

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